[GRAPHIC OMITTED]

FOR IMMEDIATE RELEASE


                       VIMPELCOM ANNOUNCES FOURTH QUARTER
                 AND ANNUAL 2002 FINANCIAL AND OPERATING RESULTS
   --------------------------------------------------------------------------

            -- 82% YEAR-ON-YEAR INCREASE IN NET OPERATING REVENUES --
                 -- 174% YEAR-ON-YEAR INCREASE IN NET INCOME --
                   -- 117% YEAR-ON-YEAR INCREASE IN EBITDA --
                    -- APPROXIMATELY 6.2 MILLION SUBSCRIBERS
            INCLUDING 2.2 MILLION REGIONAL SUBSCRIBERS AS OF TODAY --


Moscow and New York (March 27, 2003) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) today announced its financial and operating results for the fourth quarter of 2002 and year ended December 31, 2002. The fourth quarter of 2002 was another quarter of profitable growth as the Company reported continued subscriber growth in the Moscow license area and the doubling of its subscribers in the regions outside of Moscow. In terms of subscriber numbers, VimpelCom is now the second largest operator in Central and Eastern Europe.

As of December 31, 2002, VimpelCom had approximately 5.15 million subscribers on its wireless networks and networks operated by VimpelCom's subsidiaries, including 3.71 million subscribers in the Moscow license area, a total year-on-year growth of approximately 144.0%. As of today, VimpelCom's total number of subscribers reached approximately 6.15 million, with approximately
3.93 million subscribers in the Moscow license area and 2.22 million in the regions outside Moscow.

For the year ended December 31, 2002, VimpelCom reported net operating revenues of $768.5 million, an 81.8% increase from $422.6 million reported for 2001; EBITDA of $322.2 million, a 117.0% increase from $148.5 million reported for 2001; and net income of $129.6 million, a 173.9% increase, compared to a net income of $47.3 million reported for 2001.

Using independent sources to estimate the number of subscribers of the Company's competitors in the Moscow license area, VimpelCom estimates that its market share in the Moscow license area was 51.6% at the end of 2002, a significant improvement compared to the Company's estimated market share of 46.5% reported at the end of 2001. On a nationwide basis, independent sources estimate VimpelCom's market share at 28.0% at the end of 2002.

Commenting on today's announcement, Jo Lunder, Chief Executive Officer of VimpelCom, said, "2002 was a significant year for both the Russian cellular industry and VimpelCom. The regions of Russia have proven their great potential reflecting positive changes in the Russian economy and indicating the direction of future growth. We are pleased with our 2002 results: we increased our total subscriber base by 3 million, regained our leadership position in Moscow, made considerable progress in the regions and substantially improved all of our financial indicators. In 2003, we expect further rapid growth, particularly in the regions, as well as increased competition throughout Russia. We are confident that we will continue to benefit from our strategy of profitable growth with the emphasis on customer satisfaction and unified technical and business solutions across Russia."

VIMPELCOM  ANNOUNCES  FOURTH  QUARTER AND ANNUAL 2002  FINANCIAL  AND  OPERATING
RESULTS
Page 2 of 5



                     Key Financial and Operating Indicators


                                                        (Reconciliation of EBITDA and gross margin to operating income, the most directly comparable U.S. GAAP financial measurement, is presented below in the tables' section)
--------------------------------------------------------------------------------------- ---------------------------------------
                                                         Three months ended                         Years ended
--------------------------------------------- ------------- ------------ ----------- -- ------------ ------------ -------------
                                                Dec. 31,     Dec. 31,     Change (%)      Dec. 31,     Dec. 31,    Change (%)
                                                  2002         2001                        2002          2001
--------------------------------------------- ------------- ------------ -----------    ------------ ------------ -------------
Net operating revenues (US$,000)              228,978       134,082      70.8%          768,496      422,602      81.8%
--------------------------------------------- ------------- ------------ -----------    ------------ ------------ -------------
EBITDA (US$,000) (1)                          84,615        43,756       93.4%          322,209      148,456      117.0%
--------------------------------------------- ------------- ------------ -----------    ------------ ------------ -------------
EBITDA margin (2)                             37.0%         32.6%        13.5%          41.9%        35.1%        19.4%
--------------------------------------------- ------------- ------------ -----------    ------------ ------------ -------------
Gross margin (US$,000) (3)                    181,209       103,280      75.5%          615,345      310,914      97.9%
--------------------------------------------- ------------- ------------ -----------    ------------ ------------ -------------
Gross margin percentage (4)                   79.1%         77.0%        2.7%           80.1%        73.6%        8.8%
--------------------------------------------- ------------- ------------ -----------    ------------ ------------ -------------
Net income (US$,000)                          39,078        18,846       107.4%         129,552      47,301       173.9%
--------------------------------------------- ------------- ------------ -----------    ------------ ------------ -------------
Net income per share (US$)                    1.03          0.52         98.1%          3.41         1.41         141.8%
--------------------------------------------- ------------- ------------ -----------    ------------ ------------ -------------
Net income per ADS (US$) (5)                  0.77          0.39         97.4%          2.56         1.06         141.5%
--------------------------------------------- ------------- ------------ -----------    ------------ ------------ -------------
ARPU (US$) (6)                                16.0          24.0         -33.3%         18.3         26.2         -30.2%
--------------------------------------------- ------------- ------------ -----------    ------------ ------------ -------------
MOU (min) (7)                                 89.3          106.6        -16.2%         92.3         105.3        -12.3%
--------------------------------------------- ------------- ------------ -----------    ------------ ------------ -------------
SAC (US$) (8)                                 20.9          35.7         -41.5%         25.7         37.6         -31.6%
--------------------------------------------- ------------- ------------ -----------    ------------ ------------ -------------

Note:
1.   EBITDA is a non-U.S.  GAAP  measurement.  EBITDA,  which  represents  operating  income  before depreciation and  amortization,  should not be considered in isolation as an alternative to net income,  operating income or any other measure of performance  under U.S. GAAP. We believe that
     EBITDA  is  viewed  as  a  relevant   supplemental  measure  of  performance  in  the  wireless
     telecommunications  industry. The performance that EBITDA measures does not include our need to replace our capital equipment over time.
2.   EBITDA margin is EBITDA expressed as a percentage of net operating revenues.
3.   Gross margin is a non-U.S.  GAAP  measurement.  It is defined as net  operating  revenues  less selected  operating costs  (specifically,  service costs, cost of handsets and accessories sold and cost of other  revenues).
4.   Gross margin percentage is gross margin expressed as a percentage of net operating revenues.
5.   Each ADS represents  0.75 of one share of common stock.
6.   ARPU (Monthly  Average Revenue per User) is calculated for each month in the relevant period by dividing the Company's  service  revenue  during that month,  including  roaming  revenue,  but excluding  revenue from connection fees and sales of handsets and  accessories,  by the average number of our subscribers during the month.
7.   MOU  (Monthly  Average  Minutes of Use per User) is  calculated  for each month of the relevant period by dividing  the total  number of billable  minutes of usage for  incoming  and outgoing calls during that month (excluding  guest roamers) by the average number of subscribers  during the  month.
8.   SAC (Subscriber Acquisition Cost) is calculated as dealer commissions, advertising expenses and handset subsidies for the period divided by the number of gross sales during the period.


Significant improvements in VimpelCom's financial and operating results in 2002 were achieved largely as a result of rapid subscriber growth combined with the effects of economies of scale, efficient cost control, improved interconnect agreements with telephone line providers and lower acquisition costs per subscriber. However, in the fourth quarter of 2002, the Company recorded substantially reduced roaming revenues generated by the Company's subscribers and experienced other seasonal effects which resulted in a reduced rate of net operating revenues growth compared with the third quarter of 2002. Gross margin percentage was 79.1% in the fourth quarter of 2002, compared to a gross margin percentage of 80.2% recorded in the third quarter of 2002 and a gross margin percentage of 77.0% recorded in the fourth quarter of 2001. The year-on-year improvement in gross margin percentage was primarily due to the significant growth in usage of low-cost federal telephone numbers while the decrease in the fourth quarter of 2002 compared with the third quarter of 2002 was primarily due to the increased rental costs of the Company's transport network caused by large-scale expansion in the regions.

VIMPELCOM  ANNOUNCES  FOURTH  QUARTER AND ANNUAL 2002  FINANCIAL  AND  OPERATING
RESULTS
Page 3 of 5


The Company's financial results include the activities in the regions outside the Moscow license area, which reflect the impact of expenses exceeding revenues as the Company continues its network build-out and infrastructure development and opens new regional offices. Total operating revenues, excluding inter-company transactions, for Moscow stand-alone and the regions in the fourth quarter of 2002 were $192.5 million and $39.8 million, respectively. For the year ended December 31, 2002, total operating revenues were $698.7 million and $81.0 million, respectively. Net income for Moscow stand-alone in the fourth quarter of 2002 was $46.3 million and the regions' net loss was $8.7 million. Higher losses in the fourth quarter of 2002 in the regions than in the third quarter of the same year are primarily due to rapid business development in the regions (ten new branches were opened in the fourth quarter compared to seven in the third quarter) which brought additional start-up expenses. For the year ended December 31, 2002, net income was $150.6 million in Moscow and the regions recorded a $23.2 million net loss.

Selling, general and administrative ("SG&A") expenses, as a percentage of net operating revenues, decreased from the 41.7% reported in the fourth quarter of 2001 to 39.2% in the fourth quarter of 2002. SG&A for the year 2002, as a percentage of net operating revenues was 35.4%, practically unchanged from the 35.3% reported for 2001. The increase in SG&A from $68.4 million in the third quarter of 2002 to $89.8 million in the fourth quarter of 2002 was in part due to traditional Christmas and New Year sales campaigns as well as expenses related to the opening of new branch offices in the regions.

The Company's average subscriber acquisition cost (SAC) for the fourth quarter of 2002 was $20.9 compared to $24.6 in the third quarter of 2002 and $35.7 for the fourth quarter of 2001. The continued decrease in SAC was in part due to a decrease in dealer commissions and more efficient advertising. In addition, SAC decreased because of a growing percentage of regional sales where SAC is lower than in Moscow due to the relatively lower dealer commissions and larger proportion of sales through the Company's own offices.

For the year ended December 31, 2002, the Company recorded a $21.2 million provision for doubtful accounts receivable, a 57.9% increase compared with $13.4 million reported in 2001. As a percentage of net operating revenues, this reflects an improvement from approximately 3.2% in 2001 to 2.8% in 2002.

VimpelCom's total capital investments for 2002 were approximately $578.3 million, with $509.1 million of capital expenditures for purchase of property and equipment and $69.2 million of acquisitions of new entities. Capital expenditures for the Moscow license area in 2002 were approximately $241.9 million.

The Company's MOU in 2002 was 92.3 minutes, a decrease of approximately 12.3% compared to 105.3 minutes reported in 2001. This decrease primarily reflected the growing proportion of regional subscribers as well as the increased proportion of prepaid users in the Moscow subscriber base. ARPU for 2002 was approximately $18.3, a 30.2% decline from $26.2 reported for 2001. The decline in ARPU in 2002 compared to 2001 was primarily due to a change in the Company's subscriber mix and increased competition, which resulted in the reduction of tariffs. The decline in ARPU in the fourth quarter of 2002 compared to the third quarter of 2002 was also partly caused by the seasonal effects mentioned above.

VIMPELCOM  ANNOUNCES  FOURTH  QUARTER AND ANNUAL 2002  FINANCIAL  AND  OPERATING
RESULTS
Page 4 of 5

                            Key Subscriber Statistics

--------------------------------- ---------------- ---------------- ----------- --------------- ---------------------
                                        As of            As of        Change,       As of            Change,
                                   December 31,    December 31, 2001  (year-    Sept. 30, 2002  (quarter-on-quarter)
                                       2002                           on-year)
--------------------------------- ---------------- ---------------- ----------- --------------- ---------------------
Moscow license area                  3,712,700        1,911,200       94.3%       3,305,200            12.3%
--------------------------------- ---------------- ---------------- ----------- --------------- ---------------------
--------------------------------- ---------------- ---------------- ----------- --------------- ---------------------
Contract                              725,200          607,500        19.4%        714,958              1.4%
--------------------------------- ---------------- ---------------- ----------- --------------- ---------------------
--------------------------------- ---------------- ---------------- ----------- --------------- ---------------------
Prepaid                              2,987,500        1,303,700       129.2%      2,590,242            15.3%
--------------------------------- ---------------- ---------------- ----------- --------------- ---------------------
--------------------------------- ---------------- ---------------- ----------- --------------- ---------------------
Regions                              1,440,400         200,300        619.1%       723,100             99.2%
--------------------------------- ---------------- ---------------- ----------- --------------- ---------------------
--------------------------------- ---------------- ---------------- ----------- --------------- ---------------------
Total Number of Subscribers
                                     5,153,100        2,111,500       144.0%      4,028,300            27.9%
--------------------------------- ---------------- ---------------- ----------- --------------- ---------------------

--------------------------------- ---------------- ---------------- ----------- --------------- ---------------------
Churn (quarterly)                      8.7%             6.3%            -            8.5%                -
--------------------------------- ---------------- ---------------- ----------- --------------- ---------------------


Strong subscriber growth in Moscow continued through the fourth quarter of 2002 with prepaid subscribers growing faster than contract subscribers. As a result, the percentage of VimpelCom's prepaid subscribers in its Moscow subscriber base increased from approximately 78.4% at the end of the third quarter of 2002 to 80.5% at the end of the fourth quarter of 2002. VimpelCom's GSM subscribers in Moscow as a percentage of its overall Moscow subscriber base were 95.4% at the end of the fourth quarter of 2002, compared to 85.8% at the end of the fourth quarter of 2001. The Company also reported significant growth in its regional subscribers, from 723,100 at the end of the third quarter of 2002 to approximately 1,440,400 at the end of the fourth quarter of 2002, or 99.2% of quarter-on-quarter growth. The year-on-year subscriber growth in the regions was more than seven-fold, from 200,300 to 1,440,400, with more than 80% resulting through organic growth.

The Company's annual churn rate in 2002 was 30.8%, compared to the Company's churn rate of 23.0% reported for 2001. The increase in churn was primarily a result of high subscriber growth rates in 2002, particularly in the low-end user segment, as well as internal migration and increased competition.

The Company's management will discuss its fourth quarter and the year 2002 results on a conference call on March 27, 2003 at 6:30 pm Moscow time (10:30 am EST in New York). The call may be accessed via webcast at the following URL address http://audioevent.mshow.com/95530. The conference call replay and the webcast will be available through April 3, 2003 and April 14, 2003, respectively. A Company presentation will be posted on VimpelCom's website http://www.vimpelcom.com.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of brand names, which are among the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 94% of Russia's population (137 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company's development plans. These and other forward-looking statements are based on Management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the wireless telecommunications industry, general political uncertainties

VimpelCom  Announces  Fourth  Quarter And Annual 2002  Financial  and  Operating
Results
Page 5 of 5


in Russia and general economic developments in Russia, the Company's ability to continue to grow its overall subscriber base, continued volatility in the world economy and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian telecommunications industry will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin                                 Christopher Mittendorf
VimpelCom (Moscow)                            Edelman Financial Worldwide
Tel: 7(095) 974-5888                          Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                         christopher.mittendorf@edelman.com

                                -Tables Attached-




                              Open Joint Stock Company "Vimpel-Communications"
                              Consolidated Condensed Statements of Operations

                                                            Three months ended                   Years ended
                                                               December 31,                     December 31,
                                                           2002           2001             2002             2001
                                                       -----------------------------  ----------------------------------
                                                          (In thousands US dollars, except per share (ADS) amounts)

Operating revenues:
        Service revenues                                   US$216,763    US$120,772        US$725,938        US$381,282
        Connection fees                                           382           596             1,930             2,039
        Sales of handsets and accessories                      14,568        14,216            49,934            43,228
        Other revenues                                            654           322             1,842             1,347
                                                       -----------------------------  ----------------------------------
Total operating revenues                                      232,367       135,906           779,644           427,896
        Less revenue based taxes                              (3,389)       (1,824)          (11,148)           (5,294)
                                                       -----------------------------  ----------------------------------
Net operating revenues                                        228,978       134,082           768,496           422,602

Operating expenses:
        Service costs                                          33,244        19,293           111,387            74,097
        Cost of handsets and accessories sold                  14,515        11,478            41,709            37,471
        Cost of other revenues                                     10            31                55               120
        Selling, general and administrative expenses           89,846        55,915           271,963           149,052
        Depreciation                                           26,679        13,466            85,204            48,690
        Amortization                                            3,476         3,223            12,213            12,616
        Provision for doubtful accounts                         6,748         3,609            21,173            13,406
                                                       -----------------------------  ----------------------------------

Total operating expenses                                      174,518       107,015           543,704           335,452
                                                       -----------------------------  ----------------------------------

Operating income                                               54,460        27,067           224,792            87,150

Other income and expenses:
        Other income (loss)                                     1,549         (771)             1,725             (481)
        Interest income                                         2,093           864             7,169             5,733
        (Loss) gain on trading in securities                     (22)           173                36               420
        Interest expense                                     (14,128)       (6,797)          (46,586)          (26,865)
        Net foreign exchange (loss) gain                      (1,783)         1,497           (9,439)             (110)
                                                       -----------------------------  ----------------------------------
Total other income and expenses                              (12,291)       (5,034)          (47,095)          (21,303)
                                                       -----------------------------  ----------------------------------

Income before income taxes and minority interest               42,169        22,033           177,697            65,847

Provision for income taxes                                      5,016         3,246            49,939            18,539
Minority interest in net (losses) earnings of
subsidiaries                                                  (1,925)          (59)           (1,794)                 7
                                                       -----------------------------  ----------------------------------

Net income                                                  US$39,078     US$18,846        US$129,552         US$47,301
                                                       =============================  ==================================

Net income per common share                                   US$1.03       US$0.52           US$3.41           US$1.41
                                                       =============================  ==================================

Net income per ADS equivalent                                 US$0.77       US$0.39           US$2.56           US$1.06
                                                       =============================  ==================================

Weighted average common shares outstanding (thousands)
                                                               38,026        35,987            38,014            33,642
                                                       =============================  ==================================


                    Open Joint Stock Company "Vimpel-Communications"
                          Consolidated Condensed Balance Sheet

                                                          December 31,       December 31,
                                                             2002               2001
                                                      --------------------------------------
                                                              (In thousands US dollars)
Assets
Current assets:
          Cash and cash equivalents                        US$263,657         US$144,172
          Short-term investments                                    -                920
          Accounts receivable                                  75,399             49,678
          Other current assets                                149,309             69,217
                                                   --------------------------------------
Total current assets                                          488,365            263,987

Non-current assets
          Property and equipment, net                         957,602            535,405
          Telecommunication licenses, net                      88,385             20,046
          Other intangible assets, net                         55,730             50,880
          Other assets                                        102,662             55,488
                                                   --------------------------------------
Total non-current assets                                    1,204,379            661,819

Total assets                                             US$1,692,744         US$925,806
                                                   ======================================

Liabilities and shareholders' equity
Current liabilities:
          Accounts payable                                  US$80,241          US$42,680
          Due to related parties                                4,114                883
          Customer deposits and advances                      106,655             63,019
          Deferred revenue                                      2,016              1,874
          Bank loans, current portion                          37,780             17,852
          Capital lease obligation, current portion             3,868              4,208
          Equipment financing obligation, current
          portion                                             134,617             68,290
          Accrued liabilities                                  49,492             13,035
                                                   --------------------------------------
Total current liabilities                                     418,783            211,841

Deferred income taxes                                          35,227             18,214
Bank loans, less current portion                              306,080             50,100
Capital lease, less current portion                               899                  -
Accrued liabilities, less current portion                       3,265                  -
5.5% Senior convertible notes due July 2005                    85,911             81,027
Equipment financing obligation, less current
portion                                                        81,425             56,196

Minority interest                                              98,491                307

Shareholders' equity                                          662,663            508,121
                                                   --------------------------------------

Total liabilities and shareholders' equity               US$1,692,744         US$925,806
                                                   ======================================

                          Reconciliation of EBITDA to operating income
------------------------- ---------------------------------------------- ---------------------------------------------
                                       Three months ended                                Years ended
------------------------- ---------------------------------------------- ---------------------------------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                                 Dec.31                  Dec.31                 Dec.31                 Dec.31
                                  2002                    2001                   2002                   2001
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
EBITDA                                   84,615                  43,756                322,209                148,456
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Depreciation                           (26,679)                (13,466)               (85,204)               (48,690)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Amortization                            (3,476)                 (3,223)               (12,213)               (12,616)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Operating income
                                         54,460                  27,067                224,792                 87,150
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

                          Reconciliation of gross margin to operating income
----------------------- ------------------------------------------------------ ---------------------------------------
                                         Three months ended                                 Years ended
----------------------- ------------------------------------------------------ ---------------------------------------
----------------------- ------------------ ----------------- ----------------- ------------------- -------------------
                             Dec.31             Sep.30            Dec.31             Dec.31              Dec.31
                              2002               2002              2001               2002                2001
----------------------- ------------------ ----------------- ----------------- ------------------- -------------------
----------------------- ------------------ ----------------- ----------------- ------------------- -------------------
Gross margin                      181,209           177,200           103,280             615,345             310,914
----------------------- ------------------ ----------------- ----------------- ------------------- -------------------
----------------------- ------------------ ----------------- ----------------- ------------------- -------------------

Selling, general and
administrative
expenses                         (89,846)          (68,354)          (55,915)           (271,963)           (149,052)
----------------------- ------------------ ----------------- ----------------- ------------------- -------------------
----------------------- ------------------ ----------------- ----------------- ------------------- -------------------
Depreciation                     (26,679)          (23,182)          (13,466)            (85,204)            (48,690)
----------------------- ------------------ ----------------- ----------------- ------------------- -------------------
----------------------- ------------------ ----------------- ----------------- ------------------- -------------------
Amortization                      (3,476)           (3,249)           (3,223)            (12,213)            (12,616)
----------------------- ------------------ ----------------- ----------------- ------------------- -------------------
----------------------- ------------------ ----------------- ----------------- ------------------- -------------------

Provision for
doubtful accounts                 (6,748)           (6,279)           (3,609)            (21,173)            (13,406)
----------------------- ------------------ ----------------- ----------------- ------------------- -------------------
----------------------- ------------------ ----------------- ----------------- ------------------- -------------------
Operating income
                                   54,460            76,136            27,067             224,792              87,150
----------------------- ------------------ ----------------- ----------------- ------------------- -------------------



                                                             ###